Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23           A Publicly-Held Company           NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A informs its stockholders that its Board of Directors, as of today, has approved the payment of interest on capital in lieu of the monthly dividend related to 2023, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, in accordance with the schedule below:

Base period	Base date Date of the last trading day at B3	Credit to specific account	Payment
January	12/29/2022	01/30/2023	02/01/2023
February	01/31/2023	02/27/2023	03/01/2023
March	02/28/2023	03/30/2023	04/03/2023
April	03/31/2023	04/27/2023	05/02/2023
May	04/28/2023	05/30/2023	06/01/2023
June	05/31/2023	06/29/2023	07/03/2023
July	06/30/2023	07/28/2023	08/01/2023
August	07/31/2023	08/30/2023	09/01/2023
September	08/31/2023	09/28/2023	10/02/2023
October	09/29/2023	10/30/2023	11/01/2023
November	10/31/2023	11/29/2023	12/01/2023
December	11/30/2023	12/19/2023	01/02/2024

If you have any question, please access www.itau.com.br/relacoes-com-investidores as follows: Contact IR > IR Services.

São Paulo (SP), December 9, 2022.

RENATO LULIA JACOB

Group Head of Investor Relations and Market Intelligence

Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.